9


06015899

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME OJSC Marganetsky Ore Mining & Processing Enterprises

*CURRENT ADDRESS

PROCESSED
AUG 10 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34710 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/9/06



"Утверждаю"
Председатель правления
ОАО "МГОК"
В.Н. Надзоров

ARIS
12-31-05

Годовой отчет/ Annual report 2005

Открытого Акционерного Общества "Марганецкий горно-обогатительный комбинат"

Open Joint Stock Company "Marhanetskiy GOK"

OJSC Marganetsky Ore Mining Processing Enterprise


Mn
Марганецкий ГОК
ОАО "Марганецкий горнообогатительный комбинат"
ул. Советская, 62, г. Марганец, 53400, Украина
тел. (05665) 222-02, факс (05665) 230-31

г. Марганец

ИСТОРИЧЕСКАЯ СПРАВКА

Открытое акционерное общество "Марганецкий ГОК" одно из крупнейших предприятий в Европе по добыче и переработке марганцевых руд, которое осуществляет добычу руды подземным и открытым способами, с последующим обогащением ее на обогатительной фабрике.

"Марганецкий горно-обогатительный комбинат" - предприятие по добыче и обогащению марганцевых руд, производству марганцевых концентатов, разрабатывает Грушевско-Басанский участок Никопольского месторождения марганцевых руд.



Фото: Добычной забой начала XX века.

Месторождение открыто русским горным инженером Домгером В.А. в 1883 году.

Первый рудник начал работать в 1885 году. Наибольшее развитие в дореволюционный период разработка месторождения достигла в 1913 году.

Большинство технологических процессов, связанных с добычей руды выполнялись вручную. В 1923 году в эксплуатацию введены две рудопромывочные фабрики. В 1928-1929 годах на рудопровывочных фабриках устанавливаются первые отечественные обогатительные аппараты, мокрая отсадка заменяется промывкой с последующим грохочением.

В январе 1934 года организован трест "Никопольмарганец".

К концу 1940 года в бассейне действовало 20 шахт и 4 обогатительных фабрики. В 1970 году на базе двух рудоуправлений организован горно-обогатительный комбинат.

В 1996 году государственное предприятие преобразовано в Акционерное общество "Марганецкий ГОК" .



Фото: Дворец культуры Горняков.

СТРАТЕГИЯ И МИССИЯ ПРЕДПРИЯТИЯ

ОАО "Марганецкий ГОК"- ставит своей задачей сохранение и увеличение доли на рынке Украины по производству марганецсодержащей продукции для удовлетворения нужд металлургических заводов Украины, с целью укрепления экономической стабильности государства.

ЦЕЛИ РАБОТЫ КОМБИНАТА:

1. Эффективное развитие предприятия, совершенствование технологических процессов производства.
2. Удовлетворение социально-экономических запросов владельцев акций и трудового коллектива.
3. Совершенствование управленческого учета и информационного обеспечения для улучшения эффективности управления комбинатом.
4. Совершенствование технологических процессов производства.
5. Совершенствование структуры управления комбинатом.



Фото: Центральное административное здание.

ОСНОВНЫЕ ВИДЫ ВЫПУСКАЕМОЙ ПРОДУКЦИИ

I. Руда марганцевая обогащенная (оксидная)

Качественные показатели по стандарту:

Сорт	Класс крупности, мм	Контрольный класс ,мм	Доля крупности ,%	Массовая доля, Mn,%	Норма влаги, %	Массовая доля P, %	Массовая доля SiO2, %
I	0-50	+50	15	43.0	16.0	0.135-0.245	12.0-17.0
I Б	0-50	+50	15	41.0	16.0	0.135-0.245	15.0-20.0
II	0-50	+50	15	34.0	22.0	0.130-0.245	25.0-30.0

II. Руда марганцевая обогащенная (оксидно-карбонатная)

Качественные показатели по стандарту:

Сорт	Класс крупности, мм	Контрольный класс ,мм	Доля крупности ,%	Массовая доля, Mn, %	Норма влаги, %	Массовая доля P, %	Массовая доля SiO2, %	П.П.П %, не менее
I	0-150 0-50	- +50	- 15	26.0	18.0	0.160-0.240	20.0 –25.0	17.0

III. Марганец сернокислый кристаллический

Качественные показатели по стандарту:

Массовая доля марганца, % не менее	Массовая доля нерастворимых в воде веществ, % не более	Массовая доля марганца Mn4+,% не более	Массовая доля Mg %, не более	Гранулометрический состав, мм
30.0	0.8	0.02	2.0	0-2

ДОСТИЖЕНИЯ ПРЕДПРИЯТИЯ В 2005 ГОДУ

- произведено 914 тыс.тонн концентрата, что составило 100,2 % к плану производства.
- добыто 2164 тыс.тонн сырой марганцевой руды, сверх плана добыто 29,9 тыс. тонн.
- реализовано марганцевого концентрата 813 806 тн.;
- продолжено строительство шахты 14/15.
- выполнена реновация оборудования на 7,4 млн. грн.
- снижен уровень кредиторской задолженности;
- продолжено совершенствование системы бюджетирования;
- баланс и контроль за поступлением и расходованием денежных средств комбината имели особое внимание.



КОЛИЧЕСТВО И СОСТАВ ПЕРСОНАЛА КОМБИНАТА

Динамика изменения численности:

Год	1998	1999	2000	2001	2002	2003	2004	2005	2006
Численность на 1января	*7351*	*6314*	*6994*	*7318*	*7387*	*7544*	*7342*	*6991*	*7267*

На 1 января 2006 г. в Марганецком ГОКе численность трудящихся составила – 7267 человек, в том числе - 2057 женщин.

Из общей численности персонала – 7267 человек - удельный вес работников :

- промышленного персонала – 94,8 %,
- непромышленного - 5,18 %,
- ж е н щ и н - 28,3 %.

Численность работников по категориям:

Категория	Количество, чел.	Доля, %
рабочих	5937	81,6
руководителей	595	8,18
специалистов	630	8,6
служащие	105	1,4


Численность персонала ОАО "МГОК" по направлениям
5%
41%
26%
1%
12%
7%
8%
Транспорт

Качественный состав персонала по образованию:

Тип образования	Количество, чел.	Доля, %
с высшим	874	12,02
со средне-специальным	2310	31,7
средним	4083	56,1

ОРГАНЫ УПРАВЛЕНИЯ

Главным органом управления предприятия является Правление ОАО "Марганецкий горно-обогатительный комбинат" в составе:

- Председатель Правления, непосредственно осуществляющий руководство отделом входного контроля, отделом технического контроля, отделом ведомственной военизированной охраны, 1-2 отделом;
- Главный бухгалтер, руководящий работой главной бухгалтерии и контрольно-ревизионного отдела;
- Заместитель Председателя Правления по производству – руководит производственным функциональным направлением, включающим в себя добычные цеха (шахты, карьеры), обогатительную фабрику, подчиненные непосредственно производственному управлению;
- Заместитель Председателя Правления по управлению персоналом – руководитель соответствующего функционального направления, включающего в себя отдел труда и заработной платы, отдел кадров, отдел технического обучения, отдел по работе с акционерами, отдел по чрезвычайным ситуациям, отдел по связям с общественностью;
- Заместитель Председателя Правления по экономике и финансам, осуществляющий координацию работы финансового отдела, управления планирования, юридического отдела и цехом автоматизированных систем управления;
- Заместитель Председателя Правления по коммерческим вопросам – руководитель коммерческого направления, состоящего из отдела материально-технического снабжения, отдела сбыта и внешне-экономических связей и хозяйственного цеха;
- Главный инженер – руководящий работой технического отдела, отдела главного маркшейдера, отдела главного энергетика, лаборатории метрологии и стандартизации, технической библиотеки, лаборатории защиты водно-воздушного бассейна, отдела главного геолога, проектно-конструкторского отдела
- *Правление рассматривает и принимает решение по всем стратегически важным для предприятия вопросам производственно-экономического и коммерческого характера.*

Структурная схема управления ОАО "Марганецкий ГОК"


Председатель правления
Зам. председателя правления по коммерческим вопросам
Помощник, отдел сбыта и ВЭС, ОМТС, хоз.цех
Зам. председателя правления по экономике и финансам
Финансовый отдел, Управление планирования, цех АСУ, юротдел
Зам. председателя правления по управлению персоналом
ОТиЗ, ОК, ОТО, ОЧС, ОРА, ОСО
Зам. председателя правления по транспорту, строительству и общим вопросам
АХО
Цех питания
Автоцех
ЖДЦ
УКС: ОКС, ОСЗиС, РСЦ, СМЦ
Отдел по обслуживанию объектов соцкультбыта: уч."ДК горняков", уч. по обслужив. спортсооружений, уч. зелен. хоз-ва, уч. „Общежитие", вспом. уч. по использов. труда инвалидов, б/о „Чайка", прач. хоз-во, санаторий -профилакторий
Зам. председателя правления по координации и развитию
Зам. председателя правления по охране труда
Отдел охраны труда, цех охраны здоровья
Главный бухгалтер
Главная бухгалтерия, КРО
Заместитель председателя правления по производству
Начальник ПрУ
ПрУ
ЦППКМ
Шахты №№ 1-бис, 2, 3/5, 8, 9/10, 14/15
Карьеры: Грушевский, Басанский
Главный обогатитель
Отдел главного обогатителя
ГОФ
ШХОВС
ОПКХО
СЛО
ЦОФ
Главный инженер
Техотдел
ОГМ
РМЦ
ПМВВР
ОГМарк
ОГЭ
ЦСП
ЭСЦ
ЦТДС
ЭМЛ
Лаб.метрол.
Тех.библ.
ЛЗВВБ
ОГТ
ПКО
ОВК
ОТК
ОВВО
1-2 отдел

ПРОЕКТНЫЕ И ПРОИЗВОДСТВЕННЫЕ МОЩНОСТИ

Проектная мощность комбината по добыче сырой марганцевой руды, по состоянию на 01.01.2006 год составляет 3550 тыс. тонн, в том числе подземным способом 2450 тыс. т. и открытым способом 1100 тыс. т.

Наименование цеха	Год ввода в эксплуатацию	Проектная мощность	Производств. мощность на 2005 год
Добыча марганцевой руды, тыс. Тонн			
Шахта № 1-бис	1966	300	31
Шахта № 2	1960	300	145
Шахта № 3/5	1979	550	437
Шахта № 8	1972	250	115
Шахта № 9/10	1978	900	480
Шахта № 14/15 (строительство)		500	370
Подземным способом		***2450***	***1578***
Грушевский карьер	1962	900	420
Басанский карьер	1973	200	137
Открытым способом		***1100***	***557***
Всего по комбинату		**3550**	**2135**
Производство марганцевого концентрата, тыс. Тонн			
Грушевская обогатительная фабрика	1962	***2430***	***912***


шахта 9 10

Фото: Шахта 9/10 – один из крупнейших цехов комбината.

ОСНОВНЫЕ ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ

Производственный цех/	Объемы добычи, тыс. т.
Шахта 1-бис	38,1
Шахта 2	124,7
Шахта 3/5	362,6
Шахта 8	133,1
Шахта 9/10	539,7
Шахта 14/15	359,2
Грушевский карьер	443,7
Басанский карьер	163,6
Всего по комбинату	2164,6

Объемы добычи марганцевой руды в 2005 году


38,1
124,7
362,6
133,1
539,7
359,2
443,7
163,6
Шахта 1-бис
Шахта 2
Шахта 3/5
Шахта 8
Шахта 9/10
Шахта 14/15
Грушевский карьер
Басанский карьер

Производство концентрата, тыс. тонн	
Концентрат, всего, тыс. тонн	914,1
Сорт I	75
Сорт IБ	256,4
высшие сорта	331,4
Сорт II	374,2
Сорт I карбонатный	208,5

Отношение объемов по способу добычи


Подземным способом
Открытым способом

ДОЛЯ ОАО "МГОК" НА УКРАИНСКОМ И МИРОВОМ РЫНКАХ

Марганец, как и большинство металлов, распределен по земному шару неравномерно. Главными держателями запасов марганца являются 10 стран, недра которых заключают около 90 % мировых запасов: ЮАР, Украина, Казахстан, Габон, Грузия. Австралия, Бразилия, Китай, Болгария, Индия. Именно эти страны лидируют по объемам экспорта марганцевой руды.

Производителями марганцевой руды на рынке Украины являются Орджоникидзевский и Марганецкий ГОКи, которые составляют 14 % общего мирового производства руды.


Производство марганцевой руды в мире,%
14%
2%
8%
10%
18%
19%
2%
6%
8%
4%
9%
Австралия
Бразилия
Китай
Габон
Гана
Индия
Казахстан
Мексика
Южная Африка
Украина
Другие страны

Доля ОАО "Марганецкий ГОК" на рынке Украины составляет 45 %.

ОБЪЕМЫ РЕАЛИЗАЦИИ

Основные потребители	Сорт	Объемы реализации, тонн
ОАО "Запорожский завод ферросплавов"	1	80539
	1Б	174076
	2	280368
	Карб (-10)	69
	всего	***535052***
ОАО "Краматорский металлургический завод"	1	30380
	Карб (+10)	14687
	Карб (-10)	4009
	всего	***49076***
ДМЗ им. Петровского	Карб (+10)	4815
ОАО "Азовсталь"	Карб (+10)	94601
ОАО "ОГОК"	Карб (-10)	5340
ОАО «Стахановский ЗФ»	1б	52297
	2	7038
	карб	416
	всего	**59751**
Другие предприятия	*всего*	**2072,58**
Румыния	2	**44160**
Словакия	1Б	**7539**
ВСЕГО		**813 806,58**

			Дата
П1дприемство ВАТ "Марганецький ГЗК"		за ЄДРПОУ	190911
Територ1я Укра1на		за КОАТУУ	1241300000
Форма власності колективна		за КФВ	20
Орган державного управління		за СПОДУ	6024
Галузь промислов1сть		за ЗКГНГ	12120
Вид економічної діяльності	видоб.марганц.руд	за КВЕД	
Одиниця виміру: тис.грн		Контрольна сума	
Адреса 53400 г.Марганец			
вул.Радянська,62			

БАЛАНС
на 31 грудня 2005р.

Форма № 1 Код за ДКУД 1801001

Актив	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
I. Необоротні активи			
Нематеріальні активи:			
залишкова вартість	010	293,7	123,2
первісна вартість	011	912,9	662,6
накопичена амортизація	012	619,2	539,4
Незавершене будівництво	020	155 240,6	27 781,5
Основні засоби:			
залишкова вартість	030	312 061,9	270 447,3
первісна вартість	031	2 153 562,4	2 123 305,2
знос	032	1 841 500,5	1 852 857,9
Дострокові фінансові інветсиції			
які облікувуються за методом участі в капіталі інших підриємств	040	1 057,3	364,4
інші фінансові інвестиції	045	2 682,8	2 682,8
Довгострокова дебіторська заборгованість	050		
Відстрочені податкові активи	060		
Інші необоротні активи	070		
Усього за розділом I	**080**	**471 336,3**	**301 399,2**
II. Оборотні активи			
Запаси:			
виробничі запаси	100	12167.0	43 611,4
тварини на вирощуванні та відгодівлі	110		
незавершене виробництво	120	294,4	811,0
готова продукція	130	48 819,1	83 255,8
товари	140	1760.0	33 970,8
Векселі одержані	150	622,7	622,7
Дебіторська заборгованість за товари, роботи, послуги:			
чиста реалізаційна вартість	160	99 446,1	118 876,9
первісна вартість	161	101 854,4	121 288,5
резерв сумнівних боргів	162	2 408,3	2 411,6
Дебіторська заборгованість за розрахунками:			
з бюджетом	170	49 569,7	44 228,7
за виданими авансами	180	68 127,4	101 465,9
з нарахованих доходів	190		
із внутрішніх розрахунків	200	1 079,6	628,1
Інша поточна дебіторська заборгованість	210	84 854,5	77 168,4
Поточні фінансові інвестиції	220		
Грошові кошти та їх еквіваленти:			
у національній валюті	230	35041.0	6 131,8
в іноземній валюті	240	7 356,8	0,1
Інші оборотні активи	250	634,4	309,5
Усього за розділом II	**260**	**409 772,7**	**511 081,1**
III. Витрати майбутніх періодів	**270**	**11,8**	**56,5**
Баланс	**280**	**881 120,8**	**812 536,8**

			Дата
Підприємство	**ВАТ "Марганецький ГЗК"**	за ЄДРПОУ	190911
Територія	Украина	за КОАТУУ	1241300000
Орган державного управління		за СПОДУ	06024
Галузь	промисловість	за ЗКГНГ	12120
Вид економічної діяльності	видоб.марганц.руд	за КВЕД	13201
Одиниця виміру:	**тис.грн**	Контрольна сума	

Звіт про фінансові результати
за 2005 рік

Форма № 2 Код за ДКУД 1801003

І. Фінансові результати

Стаття	Код рядка	За звітній період	За попередній період
1	2	3	4
Дохід (виручка) від реалізації продукції (товарів, робіт, послуг)	010	589 012,6	908 587,3
Податок на додану вартість	015	47 882,3	34 741,8
	020		
Акцизний збір	025		
Інші вирахування з доходу	030	8 305,3	7 382,4
Чистий дохід (виручка) від реалізації продукції (товарів, робіт, послуг)	035	532 825,0	866 463,1
Собівартість реалізованої продукції (товарів,робіт, послуг)	040	476 536,3	892 394,1
Валовий:			
прибуток	050	56 288,7	
збиток	055		25 931,0
Інші операційні доходи	060	132 820,0	599 885,2
Адміністративні витрати	070	21 904,7	17 537,8
Витрати на збут	080	18 040,5	7 886,4
Інші операційні витрати	090	150 030,6	618 199,0
Фінансові результати від операційної діяльності:			
прибуток	100		
збиток	105	867,1	69 669,0
Дохід від участі в капіталі	110		
Інші фінансові доходи	120		
Інші доходи	130	205 023,4	2 384,8
Фінансові витрати	140	724,3	5 924,5
Втрати від участі в капіталі	150	702,5	364,4
Інші витрати	160	169 135,5	1 344,8
Фінансові результати від звичайної діяльності до оподаткування:			
прибуток	170	33 594,0	
збиток	175		74 917,9
Податок на прибуток від звичайної діяльності	180	8 993,5	-8 486,0
Фінансові результати від звичайної діяльності:			
прибуток	190	24 600,5	
збиток	195		66 431,9
Надзвичайні:			
доходи	200		
витрати	205		
Податки з надзвичайного прибутку	210		
Чистий:			
прибуток	220	24 600,5	
збиток	225		66 431,9

Annual report 2005

Open Joint Stock Company
“Marhanetskiy GOK”

HISTORY

Joint stock company Marhanetkiy GOK is one of the largest enterprises in Europe engaged in mining and manganese ore enriching. It executes mining by underground and open-pit methods with following dressing on the concentration plant.

Marhanetkiy Mining and Concentrating Complex – the complex, producing manganese concentrates, develops the Grushevsk-Basanskyi site of Nicopol manganese ore deposit.

The deposit was discovered by outstanding Russian geologist V.A. Domger in 1883.



Photo: Face-worker at the beginning of the XX Century.

The first mine started its work in 1885. In pre-revolutionary period, the outside development was reached in 1913. The majority of work was executed manually. In 1923 two ore-washing factories were put into operation. In 1928-1929 in ore-washing factories the first home-produced dressing equipment was installed, wet jigging was substituted by washing with the following screening.

In January 1934 the trust "Nicipolmanganese" was organized.

Up to the end of 1940 20 mines and 4 concentrating factories were in operation. In 1970 on the base of two mining directorates the Mining and Concentrating Complex was organized.

In 1996 the state enterprise was reorganized into Joint stock company Marhanetkiy GOK.



Photo: The Palace of Culture.

STRATEGY AND MISSION

Joint stock company Marhanetkiy GOK aims at keeping and increasing its share of the Ukrainian market in the production of manganese containing products for the needs of metallurgical plants of Ukraine, securing the economical stability of the state.

The company functional goals.

1. To achieve break-even results of the activity.
2. To satisfy the requirements of share-holders and working staff.
3. To enhance management information supply to improve the company management effectiveness.
4. To develop technological processes of production.
5. To improve company's management structure.



Photo: Central Administration Building.

The main products produced

I. CONCENTRATED MANGANESE ORE (OXIDE)

Standard performance figures

Grade	Size fraction, mm	Control size, mm	Fraction proportion %	Mass fraction of Mn,%	Moisture content rate, %	Mass fraction of P,%	Mass fraction of SiO2,%
I	0-50	+50	15	43.0	16.0	0.135-0.245	12.0-17.0
I Б	0-50	+50	15	41.0	16.0	0.135-0.245	15.0-20.0
II	0-50	+50	15	34.0	22.0	0.130-0.245	25.0-30.0

II. CONCENTRATED MANGANESE ORE (OXIDE-CARBONATE)

Standard performance figures

Grade	Size fraction, mm	Control size, mm	Fraction proportion %	Mass fraction of Mn,%	Moisture content rate, %	Mass fraction of P,%	Mass fraction of P,%	loss during firing %,not less that
I	0-150 0-50	- +50	- 15	26.0	18.0	0.160-0.240	20.0 –25.0	17.0

III. MANGANESE SULPHATE, IN CRYSTAL

Standard performance figures

Mass fraction of manganese (%) not less that	Mass fraction of water – insoluble substances (%), not more that	Mass fraction of manganese Mn^{4+}(%) not more than	Mass fraction of magnesium (%) not more than	Granulometric composition (mm)
30.0	0.8	0.02	2.0	0-2

COMPANY ACHIEVEMENTS IN 2005

- The volume of merchantable product reached 914 thous tons, what is 100,2 % of planned.
- The volume of excavated raw manganese ore was 2164 thous tons, what is 29 thous. tons more than was planned.
- The volume of sales reached thous. tones, 813 806 tons.
- The volume of creditors obligations was diminished.
- The system of budget formation was enhanced.
- The balance of income and expense resources had special attention.
- New 24 units of mining equipment, for more than 7,4 mln. UAH were introduced into production process.
- The construction of new mine 14/15 was continued.

STAFF QUANTITY AND COMPOSITION

Number changes dynamics:

Year	1998	1999	2000	2001	2002	2003	2004	2005	2006
Number of personnel on 1 January	7351	6314	6994	7318	7387	7544	7342	6991	7267

On January, 1 2006 the quantity of personnel in Marhanets GOK was - 7267 persons, including - 2057 women.

The proportion of the working staff :
- personnel involved into production process – 94,8 %,
- others - 5,18 %,
- women - 28,3 %

The quantity of personnel by categories:

Category	Number, per.	Proportion, %
Workers	5937	81,6
Management	595	8,18
Specialists	630	8,6
Non-manual workers	105	1,4



Number of personnel by trends
5%
26%
41%
1%
12%
7%
8%
Undeground group
Open mining group
Concentrating factory
Transport
Chemical plant
Other production works
Administration

Quality composition of personnel by education:

Type of education	Quality, per.	Доля, %
Higher education	874	12,02
Technical secondary education	2310	31,7
Secondary education	**4083**	56,1

DIRECTING BODIES

The main directing body of the enterprise is the Board of JSC 'Marhanets Mining and Concentrating Complex' :

- Chairman of the Board, directly heads technical examining department, incoming control department, confidential (secret) department, paramilitary guard brigade;
- Chief accountant, controlling the work of chief book-keeping department and control-inspection committee;
- Vice-chairman in production – the head of production functional trend, including mining workshops (mines, quarries), concentrating plant, which are in the subordination of the production direction;
- Vice-chairman in personnel management – the head of corresponding functional trend, including the department of labor and wage, cadre department, the department of technical education, the department, working with shareholders, emergency department, public relations department ;
- Vice-chairman in economics and finances, executing the coordination of the work of financial department, planning committee, juridical department and the department of automatic control systems;
- Commercial director – the commercial trend, consisting of production material supply, sales and external-economics links department and storehouses;
- Chief engineer – is the head of: technical, geological, mine-surveyors, draft-designing departments; particularized concentrating laboratory, environment defence, metrology.

The board studies and adopts decision on all enterprise important matters of production, economical and commercial character.

Management scheme in JSC “Marhanetskiy GOK”



Chairman of the board
Commercial director
Sales dep., Production material supply dep. storehouses
Vice chairman in economics and finances
Financial dep. Planning dep. JD, automatic control systems
Vice-chairman in personnel management
Dep. of labor and wage, cadre dep., technical education dep., PR dep.
Vice chairman in transport, construction and social sphere
Railway works
Constructing dep.
Motor deport
Social objects: palace of culture, sport objects, greenhouse, guesthouse, laundry, sanatorium
Chancellery
Vice chairman in coordination and development
Vice chairman in health security
Health defence department
Chief accountant
Chief book-keeping dep. Control-inspection dep.
Vice chairman in production
Head of production departm.
Production department
Mines №№ 1, 2, 3/5, 8, 9/10, 14/15, quarries
Concentrating director
Concentrating department
Concentrating factory
Concentrating laboratory
Chemical complex
Slams
Chief engineer
Technical dep.
Mine surveyor
Environment defense dep.
Particularized concentrating dep.
Metrology dep.
Draft-designing dep.
Geological dep.
Ttechnical Examining Department
Security
Confidential Department

PROGECT AND PRODUCTION CAPACITIES

The progect capacity of the complex in crude manganese ore mining, on the date 01.01.2006 amounts 3550 thousand tons, including the underground method - 2450 thousand tons and open-mining - 1100 thousand tons.

Workshop	Put into operation	Capacity	Production capacity in 2005
Manganese crude ore extraction, thousand tons			
Mine № 1-"	1966	300	31
Mine № 2	1960	300	145
Mine № 3/5	1979	550	437
Mine № 8	1972	250	115
Mine № 9/10	1978	900	480
Mine № 14/15 (in construction)		500	370
By underground method		***2450***	***1578***
Grushevsky quarry	1962	900	420
Basansky quarry	1973	200	137
By open-mining method		***1100***	***557***
Total		**3550**	**2135**
Production of merchantable manganese ore, thousand tons			
Grushevsk concentrating factory	1962	***2430***	***912***



Photo: Mine 9/10 – the largest underground workshop.

MAIN PRODUCTION FIGURES

Workshop	Quantity of mining, th. tons
Mine № 1-“	38,1
Mine № 2	124,7
Mine № 3/5	362,6
Mine № 8	133,1
Mine № 9/10	539,7
Mine № 14/15	359,2
Grushevsky quarry	443,7
Basansky quarry	163,6
Total	2164,6



The quantity of crude ore mining in 2005
7%
5%
6%
22%
21%
7%
7%
25%
Шахта 1-бис
Шахта 2
Шахта 3/5
Шахта 8
Шахта 9/10
Шахта 14/15
Грушевский карьер
Басанский карьер

merchantable manganese ore production, th. Tons	
Concentrate, altogether	**914,1**
Grade I	75
Grade IБ	256,4
Higher grades	**331,4**
Grade II	374,2
Grade I carbonate	208,5



The rate of volumes between underground and open excavation methods
29%
71%
Undergroung
Open



The Company's Market Share of the Domestic and International markets

Manganese, like the majority of other metals, is dispensed unevenly all round the Earth. The main keepers of manganese reserves are 10 countries, whose bowels contain about 90 % of world supply: Republic of South Africa, Ukraine, Kazakhstan, Gabon, Georgia, Australia, Brasil, China, Bulgaria, India. These very countries are the leaders in manganese ore export volumes.

The manganese ore producers in Ukrainian market are Ordzhonikidzevsky and и Marhanetsky Mining and Concentrating Complexes, which form 14 % of the World ore production.


World Manganese Ore Production,%
14%
2%
8%
10%
18%
19%
2%
6%
8%
4%
9%
Australia
Brasil
China
Gabon
Ghana
India
Kazakhstan
Mexico
South Africa
Ukraine
Other countries

Marhanetsky Mining and Concentrating Complex share is 45 % of the domestic market.

SALES VOLUME

Main Customers	Grade	Total cost, tones
JSC Zaporozhje ferroalloy plant	1	80539
	1Б	174076
	2	280368
	carb (-10)	69
	total	***535052***
JSC Kramatorsk metallurgical plant	1	30380
	carb (+10)	14687
	carb (-10)	4009
	total	***49076***
Dnepropetrovsk metallurgical plant	carb (+10)	4815
JSC "Azovstal"	carb (+10)	94601
JSC "OGOK"	carb (-10)	5340
JSC Stakhanovsk ferro-alloy plant	1б	52297
	2	7038
	Carb	416
	Total	**59751**
Other enterprises	***Total***	**2072,58**
Romania	**2**	**44160**
Slovakia	**1Б**	**7539**
TOTAL		**813 806,58**

CODES
00190911
1241300000
20
06024
12120

Enterprise: Marhanets Ore Mining and Concentrating Complex OJSC by EDRPOU
Territory: Ukraine by KOATUU
Form of property: joint-stock company by KFV
State management body by SPODU
Branch : mineral resource industry by ZKGNG
Kind of economic activity: industrial activity by KVED
Measurement unit : Thous. UAH
Address 53400 Marganets town
Radyanska, 62

BALANCE on December, 31, 2005

Form N 1. code by DKUD 1801001

ASSETS	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I.Non circulating assets			
Intangible assets:	010	293,7	123,2
Initial cost	011	912,9	662,6
Wear and tear,accumulated	012	619,2	539,4
Construction in progress	020	155240,6	27781,5
Fixed assets:			
Residual cost	030	312061,9	270447,3
Initial cost	031	2153562,4	2123305,2
Wear and tear	032	1841500,5	1852857,9
Long term financial investments			
Accounted by the method of share in the capital of other entities	040	1057,3	364,4
Other financial investments	045	2682,8	2682,8
Long term accounts receivable	050		
Deffered tax assets	060		
Other non-circulating assets	070		
Total, by the section 1	**080**	**471336,3**	**301399,2**
II. Circulating assets			
Stocks:			
Production stocks	100	12167,0	43611,4
Animals being raised and fed	110		
Production in progress	120	294,4	811,0
Finished products	130	48819,1	83255,8
Goods	140	1760,0	33970,8
Bills received	150	622,7	622,7
Accounts receivable for goods, works, services:			
Net sales cost	160	99446,1	118876,9
Initial cost	161	101854,4	121288,5
Bad debt reserve	162	2408,3	2411,6
Accounts receivable by settlements:			
With budget	170	49569,7	44228,7
On advances given	180	68127,4	101465,9
On accrued incomes	190		
On internal settlements	200	1079,6	628,1
Other current recievable	210	84854,5	77168,4
Current financial investments	220		
Money resources and their equivalents:			
In the national currency	230	35041,0	6131,8
In the foreign currency	240	7356,8	0,1
Other circulating assets	250	634,4	309,5
Total by section II	**260**	**409772,7**	**511081,1**
III. Deferrals	**270**	**11,8**	**56,5**
Balance	**280**	**881120,8**	**812536,8**

Appendix (continued)

LIABILITIES	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I. Equity capital			
Authorised capital stock	300	366625,5	366625,5
Share capital	310		
Additional laid-down capital	320		
Other additional capital	330	299840,3	295472,4
Capital reserves	340	3668,9	3668,9
Retained income (outstanding loss)	350	40239,6	64840,1
Unpaid capital	360		
Withdrawn capital	370		
Total by section I	**380**	**710374,3**	**730606,9**
II. Provision of future costs and payments			
Payments to the staff	400	--	--
Other provisions	410	--	--
Target financing	420	18,4	18,4
Total by section II	**430**	**18,4**	**18,4**
III. Long term liabilities		°	
Long-term credits of the banks	440		
Other long-term financial liabilities	450		
Deffered tax liabilities	460	2647,4	10584,0
Other long-term liabilities	470		
Total by section III	**480**	**2647,4**	**10584,0**
IV. Current liabilities			
Short-term bank loans	500		15271,5
Current indebtedness by long-term liabilities	510		
Bills issued	520	318,3	168,9
Accounts payable for goods, works, services	530	137939,4	20817,1
Current liabilities by settlements			
On advances given	540	3351,9	355,8
With budget	550	2537,0	2742,4
On off-budget payments	560		
On insurance	570	2197,3	2908,5
On labor payment	580	4682,7	6154,7
With participants	590		
By internal settlements	600	119,1	75,2
Other current liabilities	610	16935,0	22833,4
Total by section IV	**620**	**168080,7**	**71327,5**
V. Deffered incomes	**630**		
BALANCE	**640**	**881120,8**	**812536,8**

Director (signature)

Chief Accountant (signature)

(Seal)

	CODES	
		01
		00190911
		1241300000
		06024
		12120
		13201

Date/year, month, date/

Enterprise: Marhanets Ore Mining and Concentrating Complex OJSC by EDRPOU
Territory: town of Marganets by KOATUU
State management body by SPODU
Branch : mineral resource industry by ZKGNG
Kind of economic activity: manganese ore mining by KVED
Measurement unit : thous. UAH

Report on Financial Results
For the year 2005
Form No .2 **Code by DKUD** **1801003**

I. FINANCIAL RESULTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of products (goods, works, services)	010	589012,6	908587,3
Value-added tax	015	47882,3	34741,8
Excise tax	020		-
	025		-
Other deductions from income	030	8305,3	7382,4
Net income (proceeds) from sale of products (goods, works, services)	035	532825,0	866463,1
Prime cost of the products (goods, works, services) sold	040	476536,3	892394,1
Gross:			
profit	050	56288,7	
loss	055		25931,0
Other operating incomes	060	132820,0	599885,2
Administrative costs	070	21904,7	17537,8
Sales cost	080	18040,5	7886,4
Other operating costs	090	150030,6	618199,0
Financial results from operating activity			
profit	100		
loss	105	867,1	69669,0
Profit from share in capital	110		-
Other financial incomes	120		-
Other incomes	130	205023,4	2384,8
Financial costs	140	724,3	5924,5
Losses from share in capital	150	702,5	364,4
Other costs	160	169135,5	1344,8
Financial results from routine activity prior to taxation:			
profit	170	33594,0	
loss	175		74917,9
Tax on profit from routine activity	180	8993,5	- 8486,0
Financial results from routine activity			
profit	190	24600,5	
loss	195		66431,9
Extraordinary			
incomes	200		
costs	205		
Taxes on extraordinary profit	210		
-Net			
profit	220	24600,5	
loss	225		66431,9

II. ELEMENTS OF OPERATING COSTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	82596,2	57685,2
Costs for remuneration of labor	240	87143,0	64999,9
Deductions for social measures	250	35782,4	26251,8
Depreciation	260	34437,7	26625,8
Other operating costs	270	44727,9	33692,7
Total	280	284687,2	209255,4

III.CALCULATION OF INDICES OF SHARES PROFITABILITY

Item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	1 466 502 000	1 402 392 676
Adjusted average annual quantity of ordinary shares	310	1 466 502 000	1 402 392 676
Net profit (loss) due on one ordinary share	320	0,0000168	-0,000474
Adjusted net profit (loss) due on one ordinary share	330	0,0000168	-0,000474
Dividends per one ordinary share	340		

Director (signature)

Chief Accountant (signature)

(Seal)

КОНТАКТНАЯ ИНФОРМАЦИЯ

ОАО «Марганецкий горно-обогатительный комбинат»

Председатель правления
Надзоров Валентин Николаевич
ул. Советская, 62
г. Марганец
Днепропетровская область,
Украина, 53400
Тел: +380 5665 2-22-02
факс +380 5665 2-30-31, 2-30-39
e-mail: postmaster@ mgok.dp.ua

CONTACT INFORMATION

OJSC Marhanetsky GOK

Chairman of the board:
Valentin Nadzorov
62, Sovetskaya Str.,
Marganets,
Dnepropetrovsk reg.,
Ukraine, 53400
Tel. +380 5665 2-22-02
fax. +380 5665 2-30-31,2-30-39
e-mail: postmaster@ mgok.dp.ua